UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-38396

BIOFRONTERA AG

(Registrant’s name / Translation of registrant’s name into English)

Hemmelrather Weg 201, D-51377 Leverkusen Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form:40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Exhibit 3.1 of this report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Biofrontera AG on Form S-8 (No. 333-251751) and Form F-3 (No. 333-236021) (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, in each case to the extent not superseded by documents or reports subsequently filed or furnished to the U.S. Securities and Exchange Commission.

EXHIBITS

Exhibit Number	Description

3.1	Articles of Association of Biofrontera AG
99.1	Six month financial statements
99.2	Business Developments; Operating and Financial Review and Prospects
99.3	Share Loan Agreement dated February 4, 2021, between Maruho Deutschland GmbH and Quirin Privatbank AG
99.4*	License Agreement dated April 20, 2020, between Biofrontera AG and Maruho Co. Ltd.
99.5	Employment Agreement – Ludwig Lutter (English Translation)
101.INS	XBRL Instance File
101.SCH	XBRL Schema File
101.CAL	XBRL Calculation File
101.DEF	XBRL Definition File
101.LAB	XBRL Labels File
101.PRE	XBRL Presentation File

*Certain confidential portions of this exhibit have been omitted because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOFRONTERA AG

By:	/s/ Hermann Lübbert
Name:	Hermann Lübbert
Title:	Chief Executive Officer

By:	/s/ Thomas Schaffer
Name:	Thomas Schaffer
Title:	Chief Financial Officer

Date: February 8, 2021